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April 1, 2010

Via EDGAR and Federal Express

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:	Threshold Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 12, 2009
File No. 001-32979

Dear Mr. Riedler:

On behalf of Threshold Pharmaceuticals, Inc. (“Threshold” or the “Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated March 31, 2010 in connection with the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filing. Threshold is concurrently filing an Amendment No. 1 to the Proxy Statement (the “Amendment”), containing revised language incorporating the Company’s response to the Staff’s comment.

For your convenience, we are sending a copy of this letter and a marked copy of the Amendment in the traditional, non-EDGAR format. In addition, please find enclosed a letter from Dr. Harold E. Selick, Threshold’s Chief Executive Officer, acknowledging on behalf of Threshold certain items that the Staff requested Threshold to acknowledge in connection with the Proxy Statement

The response below is preceded by the comment in the Staff’s letter to which it relates. The page reference corresponds to the page number in the hard copy of the Amendment submitted to the Staff.

1.	We note your disclosure that “Except with respect to the conversion of outstanding warrants, our 2004 Equity Incentive Plan and our ESPP, we currently have no specific understandings, agreements or arrangements, oral or written, that would require us to issue a material amount of new shares of our common stock.” Please revise your disclosure to include any plans, regardless of materiality, that you have, and have not already disclosed, to issue any of the shares that will be newly authorized if Proposal 3 is approved. Alternatively, please affirmatively state, without any qualifying language, that you have no plans beyond those already disclosed to issue the shares that will be newly authorized if Proposal 3 is approved.

Jeffrey Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

April 1, 2010

Response:

Threshold has complied with the Staff’s request and revised the aforementioned sentence on page 27 of the Proxy Statement to read:

“Except with respect to the conversion of outstanding warrants, our 2004 Equity Incentive Plan and our ESPP, we currently have no specific understandings, agreements or arrangements, oral or written, that would require us to issue new shares of our common stock.”

* * * *

We appreciate the efforts of the Staff to assist Threshold in resolving the above comments. Please contact me at (650) 813-5614 or by fax at (650) 251-3818 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

Morrison & Foerster LLP

/s/ Lee B. Shepard

Lee B. Shepard

cc:	Michael Rosenthall
Facsimile (202) 551-3674
Harold E. Selick, Threshold Pharmaceuticals, Inc.
Joel Fernandes, Threshold Pharmaceuticals, Inc.

April 1, 2010

Confidential For Use of the Commission Only

Via EDGAR and Federal Express

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:	Threshold Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 12, 2009
File No. 001-32979

Dear Mr. Riedler:

On behalf of Threshold Pharmaceuticals, Inc. (“Threshold”) and as requested by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated March 31, 2010 related to the filing of the above-referenced Proxy Statement (the “Proxy Statement”), Threshold hereby acknowledges the following:

•	Threshold is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Threshold may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist Threshold in connection with the above referenced filing.

Sincerely,

/s/Harold E. Selick
Harold E. Selick Chief Executive Officer

cc:	Michael Rosenthall
Facsimile (202) 551-3674